# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLIANCEBERNSTEIN L.P., CIK 0001109448
CUSIP: 01855A101
Title of class of securities: Units of Limited Partnership Interest
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0001333986
Persons authorized to receive notices and communications: Robin M. Raju, 1345 Avenue of the Americas, New York, New York (NY), 10105, (212) 554-1234

## Reporting persons
- Equitable Holdings, Inc. (CIK 0001333986): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 81,455,154; sole dispositive power 81,445,154; aggregate amount beneficially owned 199,231,025 (68.17% of the class)
- Alpha Units Holdings, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,851,289; sole dispositive power 75,851,289; aggregate amount beneficially owned 75,851,289 (25.97% of the class)
- Alpha Units Holdings II, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 41,934,582; sole dispositive power 41,934,582; aggregate amount beneficially owned 41,934,582 (14.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Limited Partnership Interest
Name of issuer: ALLIANCEBERNSTEIN L.P.
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Comment:
This Amendment No. 26 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017, Amendment No. 13 to the Schedule 13D filed on July 3, 2017, Amendment No. 14 to the Schedule 13D filed on December 13, 2017, Amendment No. 15 to the Schedule 13D filed on March 6, 2018, Amendment No. 16 to the Schedule 13D filed on April 25, 2018, Amendment No. 17 to the Schedule 13D filed on October 1, 2018, Amendment No. 18 to the Schedule 13D filed on December 21, 2018, Amendment No. 19 to the Schedule 13D filed on January 3, 2019, Amendment No. 20 to the Schedule 13D filed on March 25, 2019, Amendment No. 21 to the Schedule 13D filed on May 14, 2021, Amendment 22 to the Schedule 13D filed November 6, 2024, Amendment 23 to the Schedule 13D filed on December 20, 2024, Amendment 24 to the Schedule 13D filed on February 24, 2025, and Amendment No. 25 to the Schedule 13D filed on April 3, 2025, which Schedule 13D relates to the units of limited partnership interests ("AB Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

This Amendment No. 26 is being filed to amend Items 3, 4 and 5 of the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

See Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On July 10, 2025, AllianceBernstein L.P. ("AB") entered into an Amended and Restated Master Exchange Agreement ("Amended Exchange Agreement") providing for the issuance by AB of 19,682,946 AB Units to EQH and any of its wholly-owned subsidiaries in exchange for an equal number of units ("AB Holding Units") representing assignments of beneficial ownership of limited partnership interests in AB Holding owned by EQH and such subsidiary. Each AB Holding Unit so exchanged will be retired following the exchange.

At the time the Amended Exchange Agreement was entered into, AB and EQH exchanged 19,682,946 AB Units for an equal number of AB Holding Units, and the acquired AB Holding Units were retired.

Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended as follows:

Item 5(a) of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following paragraphs:

At the close of business on July 10, 2025 and immediately following the transactions described in Item 4 above, EQH did not beneficially own directly any AB Holding Units and beneficially owned 81,445,154 AB Units representing approximately 27.87% of the AB Units outstanding; Alpha Units Holdings did not beneficially own directly any AB Holding Units and beneficially owned 75,851,289 AB Units, representing approximately 25.95% of the AB Units outstanding, and Alpha Units Holdings II did not beneficially own directly any AB Holding Units and beneficially owned directly 41,934,582 AB Units representing approximately 14.34% of the AB Units outstanding. EQH, Alpha Units Holdings, and Alpha Units Holdings II have the sole power to vote or direct the vote and the sole power to dispose or direct the dispositions of each of their AB Units. By reason of its ownership interest in Alpha Units Holdings and Alpha Units Holdings II, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 75,851,289 AB Units owned directly by Alpha Units Holdings and the 41,934,582 AB Units owned directly by Alpha Units Holdings II, which, together with the 81,445,154AB Units owned directly by EQH, represent approximately 68.17% of the AB Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 26, no transactions in AB Holding Units or AB Units were made by the Reporting Persons during the 60 days preceding the filing of this Amendment.

## Signatures
- Equitable Holdings, Inc.: By: /s/ Robin M. Raju, Robin M. Raju,Chief Financial Officer (07/10/2025)
- Alpha Units Holdings, Inc.: By: /s/ Robin M. Raju, Robin M. Raju,Chairman of Board, President and Chief Executive Officer (07/10/2025)
- Alpha Units Holdings II, Inc.: By: /s/ Robin M. Raju, Robin M. Raju,Chairman of Board, President and Chief Executive Officer (07/10/2025)